SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number 1-03006

PLDT Inc.
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2016. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

1. Press release regarding the Company’s unaudited
consolidated financial results for the three (3) months
ended March 31, 2017;
2. Appointment by the Audit Committee of Sycip Gorres
Velayo & Company as the Company’s external auditors for
2017;
3. Promotion/appointment of officers; and
4. Cash dividend declaration on the Company’s Series IV
Cumulative Non-Convertible Redeemable Preferred Stock
and Series JJ 10% Cumulative Convertible Preferred
Stock.

May 12, 2017

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2017.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa—Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

May 12, 2017

Securities & Exchange Commission
Secretariat Building, PICC Complex
Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2017.

Very truly yours,

s/s Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,767 As of March 31, 2017	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

June Cheryl C. Revilla	jacabal@pldt.com.ph	8168534

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	May 12, 2017

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT Press Release

HOME AND ENTERPRISE SET PACE FOR REVENUE GROWTH,
UP 12% AND 13% RESPECTIVELY YEAR ON YEAR
AND AHEAD OF INDUSTRY GROWTH

HOME SUBSCRIBERS ROSE 10% YEAR-ON-YEAR, NET ADDS AT 340,000; BOTH VOICE AND DATA REVENUES UP
SIGNIFICANTLY

FTTH HOMES PASSED AT 3.0 MILLION;
ROLL-OUT ON TARGET TOWARDS 4.4 MILLION HOMES PASSED BY END 2017

HOME BUSINESS LAUNCHED ‘PLDT SMARTCITY’, TO BRING THE BEST BROADBAND EXPERIENCE TO HOMES
NATIONWIDE

ENTERPRISE DATA AND ICT REVENUES UP 24%,
FASTER THAN INDUSTRY GROWTH

DATA CENTER REVENUES UP 11% YEAR ON YEAR,
MARKET SHARE NOW AT 70%

MOBILE SUBSCRIBER NET ADDS FOR THE QUARTER POSITIVE AT 400,000,
UP AFTER 2 QUARTERS OF SUBSCRIBER LOSSES

WIRELESS CONSUMER REVENUES AT PHP14.7 BILLION
2% LESS QUARTER ON QUARTER, DOWN 18% YEAR ON YEAR

1Q2017 EBITDA AT PHP16.5 BILLION, UP 7% VERSUS 4Q2106,
1% LESS YEAR ON YEAR
MARKING THREE CONSECUTIVE QUARTERS OF EBITDA GAINS

1Q2017 CORE INCOME UP 46% COMPARED TO 4Q2016,
DOWN BY 26% YEAR-ON-YEAR AT PHP5.3 BILLION

CONSOLIDATED SERVICE REVENUES STABILIZE
WHILE EBITDA AND CORE INCOME ARE UP, QUARTER ON QUARTER

1Q2017 SERVICE REVENUES LOWER BY 1% VERSUS 4Q2016,
DOWN 7% YEAR ON YEAR AT PHP35.6 BILLION

MANILA, Philippines 12th May 2017 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first quarter of 2017 with Consolidated Service Revenues (net of interconnection costs) at Php35.6 billion.  This is 7% less than the services revenues year on year but only 1% lower than service revenues in the fourth quarter of 2016, in line with the objective to arrest the negative momentum of the topline.

Fixed service revenues (net of interconnection costs) amounted to Php16.9 billion, up 10% year on year, while Wireless service revenues (net of interconnection costs) reached Php20.8 billion, 16% lower than the previous year. Quarter on quarter, fixed service revenues increased by 4% while wireless revenues declined 4%.

Consolidated Core Income, excluding the gain from asset sales and EBITDA adjustments in the Q1 2016 (subsidies and provisions), reached Php5.3 billion, 26% less than a year ago.  However, compared to the previous quarter, Recurring Core Income in Q1 2017 rose by Php1.7 billion, or 46%, because of higher EBITDA.

Consolidated EBITDA amounted to Php16.5 billion, 1% less than Q1 2016, but 7% higher than Q4 2016, marking three consecutive quarters of improvement in EBITDA.  This was due primarily to lower provisions and lower subsidies that compensated for lower revenues.

EBITDA margin was 44%, an improvement from 41% a year ago and 40% in the previous quarter.

As of end-March 2017, Consolidated Net Debt stood at US$2.7 billion while Net Debt to EBITDA was 2.2x.  Gross Debt reached US$3.5 billion, only 25% of which are denominated in US$ compared to 32% as of end-2016 following the refinancing in pesos of the 8.35% US$ bond which matured in March 2017. Taking into account available US$ cash and hedges, only 9% of total debt is unhedged, while 91% of our debt are fixed-rate loans, post-interest rate swaps.

“As we indicated earlier, our focus since the latter part of 2016 has been to stabilize the overall business, which involves stemming the decline of revenues and profitability in the wireless consumer segment, sustaining the upward momentum in the Home and Enterprise businesses and laying the ground for recovery through the digital transformation of our businesses.  We’ve produced encouraging results in the first quarter this year, thanks to the continued strong growth posted by our Home and Enterprise businesses, whilst our Wireless Consumer Group re-doubled efforts to break the negative momentum and hold the line,” said Manuel V. Pangilinan, Chairman and CEO of PLDT and Smart Communications.

Home and Enterprise take the lead

PLDT’s Home and Enterprise Business units led the way in the first quarter of 2017, posting double-digit revenue increases year-on-year.  Home service revenues (net of interconnection costs) reached Php7.8 billion, up 12%, while Enterprise service revenues (net of interconnection costs) rose to Php8.5 billion, climbing 13% versus Q1 2016.

The combined revenues of Home and Enterprise Groups, now make up 46% of consolidated service revenues, higher than the 41% contribution of the Wireless Consumer business of Smart, TNT and Sun.

The Wireless Consumer Group posted service revenues of Php14.7 billion, 18% lower than the same period last year largely due to declines in SMS and voice revenues.  On a quarter on quarter basis, however, the rate of decline of Wireless Consumer revenues slowed down to 2%, the difference between the two quarters stemming from the first quarter having two days less than the fourth.

Moreover, the combined subscriber base of Smart, TNT and Sun rose by about 400,000 in the first quarter of 2017 from end-2016.

Data powers growth

Data has powered revenue growth across all the major business units, with Enterprise and Home providing the fulcrum for PLDT’s digital pivot.

In the first quarter of 2017, data and broadband revenues grew 10% year on year to Php15.9 billion and comprised 44% of consolidated revenues.  On segment basis, data and broadband accounted for 62% and 33% of fixed and wireless service revenues, respectively.  Mobile internet revenues grew 20% year on year to Php4.6 billion.  Corporate data and data center revenues increased 17% to Php4.9 billion while Home broadband revenues rose 15% to Php4.7 billion.

In terms of their share of revenues per major business group, data and broadband accounted for 66%, 61% and 37% of the first quarter 2017 revenues of Enterprise, Home and Wireless Consumer Businesses, respectively.

“In pursuing digital transformation, we are building on our strengths as the country’s leading integrated communications and digital services group with the most extensive and resilient wired and wireless networks and digital infrastructure. Through those platforms, we are offering a growing range of services and solutions that go beyond access and meet the increasingly digital needs of our customers,” said Ernesto R. Alberto, PLDT Group Chief Revenue Officer.

“Our advantages in the fixed line business – particularly our brand strength and extensive network reach – is providing us a significant competitive edge since there is much more headroom for growth in fixed moving forward,” he added.

Wired and Wireless Network Roll-out

Underpinning its revenue growth is PLDT’s extensive roll out of both wired and wireless networks.

In the first quarter 2017, PLDT expanded the reach of its fiber optic network to cover over 3 million homes passed, up from 2.8 million homes at end-2016 and tracking well vis-à-vis the 4.4 million homes target by end-2017.  This is supporting the more extensive delivery of fiber to the home (FTTH) services in key urban centers in various parts of the country.

In line with this, PLDT launched its fiber-powered PLDT SmartCity program (previously “Fibr City” program) first in Toledo City, Cebu in February, then in General Santos City in April and then Naga City in May.  Working with city governments of these key urban centers, PLDT is deploying high-speed world-class internet connectivity to more homes, providing a wide range of entertainment, home security and other digital services.

Complementing its stepped up FTTH roll-out, PLDT is also set to start deploying in the second quarter of this year hybrid fiber technologies like G.fast that can deliver fiber-like data speeds through the copper wires in homes and buildings under a three-year program.

Meanwhile, PLDT Enterprise has been expanding its digital infrastructure to serve the growing need of companies and government agencies for disaster recovery and cloud-based digital solutions.

In February this year, PLDT subsidiary ePLDT inaugurated its eighth and ninth Vitro Data Center in Davao City and Clark Freeport Zone, Pampanga, respectively.  By year-end, the PLDT Group will have ten data centers with a total capacity of about 9,000 racks – more than three times the capacity of the next largest competitor.

Built to strict international standards, the Vitro Data Centers provide companies secure, disaster-resilient facilities to store their mission-critical data and to host the growing range of cloud solutions that businesses are tapping to improve efficiencies and better serve their customers.

Meantime, Smart has stepped up the expansion of the coverage and capacity of its LTE and 3G networks to better serve the rising demand for mobile data services.  After completing its initial deployment in Metro Davao late last year, Smart brought its LTE and LTE-Advanced roll out to Metro Cebu and Metro Manila and surrounding provinces.  Under its three-year plan submitted to the National Telecommunications Commission, Smart will provide LTE coverage to 95% of the country’s cities and municipalities by 2018 using low- and high-band radio frequencies, including those obtained through the acquisition of the telecoms businesses of San Miguel Corporation.

Already, Smart’s LTE service is posting average data speeds of around 18-20 Mbps as well as improved indoor data coverage in those areas, according to internal tests.  Where LTE-Advanced cell sites are available, data speeds of 80-90 Mbps are being attained.  As a result, third party crowd-sourced tests are bearing out that Smart is offering the fastest LTE service in the country.

Even as Smart builds its LTE network, it is already preparing for the next stage of development in mobile technologies.  For this purpose, Smart struck an agreement in February 2017 with technology partner Huawei Technologies Philippines to jointly conduct research and development on 5G, or fifth-generation wireless broadband technology.  In December 2016, Smart conducted 5G tests with technology partner Nokia, achieving speeds of up to 2.5 Gigabits per second (Gbps) using 100 MHz with latency of just 1 millisecond for the first time in the Philippines over a ‘live’ network.

Complementing its LTE and 3G roll-out, Smart is also deploying its WiFi service in key public spaces in various parts of the country.  Carrier-grade Smart WiFi is now available at major airports such as those in Metro Manila, Metro Davao, Bacolod, Iloilo, Clark, Zamboanga, Dumaguete, Laoag, General Santos, Kalibo and Puerto Princesa.  Smart Wifi has also been installed in the key sea ports such as in Batangas City, Calapan City of Mindoro, Puerto Princesa, Dumaguete and Dapitan.  It is also now available in LRT 1 light rail transit system in Metro Manila.

In the first quarter of 2017, Smart WiFi has been launched in such tourist spots as the Gloria de Dapitan’s Fantasyland in Dapitan City and Aurora Park in Laoag City, and is set to be rolled out in the Manila Ocean Park and the Dahilayan Adventure Park in Manolo Fortich, Bukidnon, Mindanao in the coming weeks.  “Smart Spots” are also being set up in popular entertainment and restaurant centers such as The Yard in Xavierville and Pasig; South StrEAT in Maginhawa St., Quezon City and at Cavite, along the Silang-Tagaytay Road and the Matina Town Square in Davao City.

“We are building for the future by further strengthening the combined reach and capabilities of our wired and wireless networks.  And we are doing this in ways that are very mindful of impending advances in technologies such as 5G, so that our current network investments will deliver benefits not only today but also well into the future,” said Joachim Horn, PLDT Group Chief Information and Technology Adviser.

Going Beyond Access

Leveraging on its more powerful data networks, PLDT and Smart have introduced more digital services and solutions that go beyond access.

In March, PLDT, Smart and Cignal TV announced an exclusive partnership with Fox Networks Group Asia that enable subscribers to stream movies and TV programs from the 11,000 hours of video content of global entertainment leader Fox+.  This includes Hollywood blockbusters and hit TV series. Moreover, they can watch live sports events like NBA.  All this content can be viewed either at home via fixed broadband, or, on the move via mobile internet on smart phones.

In April, PLDT launched the next generation of its TVolution video streaming box in partnership with global streaming pioneer Roku, Inc.  This enables Filipinos to be the first in Asia to view leading video content using the proven Roku streaming platform.

“Video is the main driver of data usage.  As a result of our previous content agreements with industry leaders like iflix, Netflix and iWantTV, video consumption on Home Broadband has increased four times, year on year.  Our new partnerships with Fox+ and Roku have further enriched our content portfolio and will help accelerate the growth of our data and digital business,” said Oscar Enrico Reyes Jr., PLDT FVP and Head of HOME Business

To meet the growing appetite of business and government for digital solutions, PLDT Enterprise introduced its Smart SOS Dispatch, a cloud-based emergency response solution that enables local governments, private companies and organizations to efficiently manage communications between their command center and first responders in the field during emergency situations.

PLDT also tied up with US-based global IT leader Cisco to introduce next-generation business solutions starting with enterprise-class WiFi connectivity for large and small companies.  These solutions enable companies to manage more effectively and securely the WiFi connectivity they provide their customers and employees.

“Business and government agencies – large and small – are now more keenly interested in tapping digital and cloud solutions to boost their efficiency and effectiveness.  By leveraging on our advantages such as our superior data center network, we are increasing our business with industries such as banking and finance, outsourcing, and SMEs at a pace faster than the growth rates of these industries,” said Juan Victor Hernandez, PLDT Senior Vice President and Head of PLDT and Smart Enterprise.

To make data services more accessible to its mobile phone subscribers, Smart and Sun have revamped their postpaid plans and prepaid packages with bigger data packages bundled with  more flexible offers of voice calls, SMS and smart phones.

Smart’s new postpaid plans start at Plan 399 which comes with 3Gb of data all the way up to Plan 2999 with 36Gb of data.  Each plan comes with built-in call minutes and SMS to all networks.  Subscribers can further boost their basic postpaid plan by registering to Flexibundles which provide a variety of call, text and data offers that they can mix and match every month.   Subscribers can also choose their preferred handset from among Smart’s portfolio of devices and amortize payments for it via their monthly bills.

Similarly, prepaid subscribers are benefitting from a greater range of choices.  For example, TNT launched in April its TNT Choose Your Tropa Apps.  For only Php20, the prepaid subscriber can choose three (3) mobile apps to use for three days. Depending on his or her preference, the subscriber can opt to get apps for chatting, sharing social media updates, watching viral videos or playing mobile games.

Smart has also partnered with China-based developer Moonton to offer in-app perks and enhanced experiences for fans of the hit game Mobile Legends.  Launched in 2016, Mobile Legends is a real-time online battle arena game that pits two teams of five players against each other in a race to attack and overcome their enemy’s towers and thrones.

“We are growing our wireless business by providing better, faster network services and offering customers a wider range of more flexible choices that more closely suit their preferences.  We continue to build partnerships with leading providers of popular digital content and services that add color to digital lifestyles of our customers,” said Alberto.

Voyager Innovation and its subsidiaries and affiliates have introduced new financially inclusive services on the back of its digital financial services platforms.

Through its fintech arm FINTQnologies Inc. (FINTQ), it has just launched TxtMed, the country’s first medicine loan service. TxtMed allows government and private sector employees with Landbank payroll accounts to purchase Ritemed medicines through their mobile phones via an instant loan.

To provide financial access to more Filipinos, especially those in the rural areas and underserved sectors, FINTQ introduced the ASEAN region’s first mobile-based digital agricultural crop loan in collaboration with Producers Bank, via the digital lending platform, Lendr.  Also via Lendr, the Camalig Bank, Inc., together with FINTQ, have started rolling out mobile-based salary loan applications in remote areas of the Bicol region for teachers and employees from the Department of Education and local government units.

On the consumer side, PayMaya e-wallet and mobile app continues to show strong adoption as the prepaid payment of choice for the country’s millennial generation. The brand launched in April its #NowNation: Beyond The Selfie campaign highlighting the power and social contribution of financially-savvy young Filipinos as change agents and value creators.

“Around 16 million Filipinos are now enjoying access to the digital life using Voyager’s various platforms in the areas of access and customer engagement, digital commerce, fintech and payments.  We will create more value by enabling both enterprises and consumers to participate in this growing digital community,” said Orlando B. Vea, President and CEO of Voyager Innovations.

Conclusion

 “It is perhaps auspicious that the franchise of Smart Communications was renewed and extended for another 25 years by Congress, and then signed into law by President Rodrigo Duterte on April 21. We are grateful for this action by Congress, the Senate and the President. In a way, this marks a new beginning for Smart and indeed for PLDT as well. The next 25 years will be very different from the previous 25. The world today is turning deeply digital. And, as our results for the first quarter this year show, PLDT and Smart are moving with the times and making their digital pivot at an accelerating pace,” Pangilinan said.

“Led by our Home and Enterprise business units, we are at the cusp of crossing the 50% threshold in terms of the share of data and digital revenues out of total revenues. Also, as the quarter on quarter results in service revenues, EBITDA and core income suggest, we are levelling off from our descent path, and are at the threshold of returning to the growth track in the second half of the year. Going digital is the difficult but only viable path to growth. It is thus with watchful optimism that we are maintaining our guidance for Full Year Recurring Core Income (before exceptionals) at Php21.5 billion,” he added.

XXX

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos)

	As at March 31,	As at December 31,
	2017	2016
	(Unaudited)	(Audited)
ASSETS

Noncurrent Assets
Property and equipment	197,306	203,188
Investments in associates and joint ventures	60,043	56,858
Available-for-sale financial investments	10,803	12,189
Investment in debt securities and other long-term investments – net of current portion	250	374
Investment properties	1,890	1,890
Goodwill and intangible assets	70,112	70,280
Deferred income tax assets – net	26,386	27,348
Derivative financial assets – net of current portion	349	499
Prepayments – net of current portion	7,097	7,056
Advances and other noncurrent assets – net of current portion	9,430	9,473

Total Noncurrent Assets	383,666	389,155

Current Assets
Cash and cash equivalents	31,628	38,722
Short-term investments	8,325	2,738
Trade and other receivables	24,046	24,436
Inventories and supplies	3,192	3,744
Current portion of derivative financial assets	248	242
Current portion of investment in debt securities and other long-term investments	452	326
Current portion of prepayments	7,674	7,505
Current portion of advances and other noncurrent assets	8,225	8,251

Total Current Assets	83,790	85,964

TOTAL ASSETS	467,456	475,119

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Perpetual notes	4,200	–
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,361	130,488
Retained earnings	2,370	3,483
Other comprehensive loss	(22,075)	(20,894)
Total Equity Attributable to Equity Holders of PLDT	109,954	108,175
Noncontrolling interests	382	362

TOTAL EQUITY	110,336	108,537

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(in million pesos)

	As at March 31,	As at December 31,
	2017	2016
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	157,976	151,759
Deferred income tax liabilities – net	3,519	3,567
Derivative financial liabilities – net of current portion	18	2
Customers’ deposits	2,428	2,431
Pension and other employee benefits	11,667	11,206
Deferred credits and other noncurrent liabilities	11,383	15,604

Total Noncurrent Liabilities	186,991	184,569

Current Liabilities
Accounts payable	49,140	52,950
Accrued expenses and other current liabilities	93,489	92,219
Current portion of interest-bearing financial liabilities	17,172	33,273
Provision for claims and assessments	897	897
Dividends payable	7,592	1,544
Current portion of derivative financial liabilities	80	225
Income tax payable	1,759	905

Total Current Liabilities	170,129	182,013
TOTAL LIABILITIES	357,120	366,582

TOTAL EQUITY AND LIABILITIES	467,456	475,119

PLDT INC. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
For the Three Months Ended March 31, 2017 and 2016
(in million pesos, except earnings per common share amounts which are in pesos)

	2017	2016
	(Unaudited)
REVENUES
Service revenues	37,701	40,598
Non-service revenues	1,487	2,181

	39,188	42,779

EXPENSES
Depreciation and amortization	7,550	7,158
Compensation and employee benefits	5,487	5,231
Repairs and maintenance	3,160	3,671
Professional and other contracted services	2,698	2,174
Cost of sales	2,646	5,126
Interconnection costs	2,091	2,436
Rent	1,830	1,670
Selling and promotions	1,508	1,718
Asset impairment	1,051	1,645
Taxes and licenses	971	1,322
Insurance and security services	462	463
Cost of content	309	107
Communication, training and travel	304	301
Amortization of intangible assets	205	272
Other expenses	204	309

	30,476	33,603

	8,712	9,176

OTHER INCOME (EXPENSES)
Interest income	309	255
Gains (losses) on derivative financial instruments – net	282	(497)
Equity share in net earnings of associates and joint ventures	193	637
Foreign exchange gains (losses) – net	(397)	970
Financing costs – net	(1,900)	(1,804)
Other income – net	57	225

	(1,456)	(214)

INCOME BEFORE INCOME TAX	7,256	8,962
PROVISION FOR INCOME TAX	2,287	2,729

NET INCOME	4,969	6,233

ATTRIBUTABLE TO:
Equity holders of PLDT	4,951	6,217
Noncontrolling interests	18	16

	4,969	6,233

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	22.84	28.71
Diluted	22.84	28.71

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

May 12, 2017

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

s/s Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

May 12, 2017

SECURITIES & EXCHANGE COMMISSION
Secretariat Building, PICC Complex
Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,767 As of March 31, 2017	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	May 12, 2017

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 9 (Other Events) and Item 4 (Election of Officers)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on May 12, 2017:

1.	The Board noted and confirmed the appointment of Sycip Gorres Velayo & Co. as the Company’s external auditors to audit the financial statements of the Company for the year 2017 by the Audit Committee in its meeting held on May 9, 2017;

2.	The Board approved the promotion of Ms. June Cheryl C. Revilla from First Vice President/PLDT Group Controller to Senior Vice President/PLDT Group Controller, effective May 12, 2017.

3.	The Board confirmed the appointment of Mr. Aniceto M. Franco III as Vice President/Head – Corporate Relationship Management A, effective February 1, 2017.

Mr. Aniceto M. Franco III has over 30 years of extensive experience in sales, sales management, marketing, business development and overall general management in telecoms and other major industries. Prior to his appointment in PLDT, he was the VP – Sales & Distribution, Distribution Access Group of ABS-CBN Corp. from January 2014 to January 2016. He worked in BayanTel Communications as VP & Group Head – Bayan Sales Group from 2011 to December 2013, VP – Bayan Consumer Division from 2008 to 2010 and VP – Bayan Business Division from May 2006 to 2008. He was the Country Manager of RS Components, Ltd. from April 2001 to May 2006. Mr. Franco III obtained his Bachelor of Science Degree in Business Economics major in Business Management from De La Salle University.

4.	The Board declared the following cash dividends out of the audited unrestricted retained earnings of the Company as at December 31, 2016, which are sufficient to cover the total amount of dividends declared:

a.	12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending June 15, 2017, payable on June 15, 2017 to the holder of record on May 26, 2017.

b.	1.00 per outstanding share of the Company’s Series JJ 10% Cumulative Convertible Preferred Stock, for the annual period ending May 31, 2017, payable on June 30, 2017 to the holder of record on June 1, 2017.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

May 12, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: May 12, 2017